FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
ANNUAL REPORT
of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2015

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jean-Claude Lauzon
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2015 (the “Annual Report”) as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibit:

(99.2) Monthly Report on Financial Transactions as at March 31, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 1 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: July 6, 2015